VK Series Fund, Inc.
Exhibit 77E

The Adviser and the Fund are named as defendants in a class action complaint generally alleging that the defendants breached their duties of care to long-term shareholders of the Fund by valuing portfolio securities at the closing prices of the foreign exchanges on which they trade without accounting for significant market information that became available after the close of the foreign exchanges but before calculation of net asset value. As a result, the complaint alleges, short-term traders were able to exploit stale pricing information to capture arbitrage profits that diluted the value of shares held by long-term investors. The complaint seeks unspecified compensatory damages, punitive damages, fees and costs. On October 16, 2006, pursuant to an Order of the United States Supreme Court finding a lack of appellate jurisdiction, the federal court of appeals vacated a prior order of the district court dismissing the case with prejudice, and remanded the case to the Illinois state court where it had been filed. In November 2006, defendants again removed the case to the federal district court based on intervening authority. In December 2006, plaintiffs moved to remand the case back to Illinois state court. On May 24, 2007, the district court stayed the action pending the resolution of appeals of decisions regarding motions to remand in similar cases. On October 24, 2007, the Adviser and the Fund filed a motion to dismiss in the Circuit Court which has yet to be ruled on by the Court. While defendants believe that they have meritorious defenses, the ultimate outcome of this matter is not presently determinable at this stage in the litigation.